October 29, 2004                                       Brian J. Blackburn
                                                       (617) 951-7016
                                                       bblackburn@ropesgray.com

VIA EDGAR (W/O ATTACHMENTS) AND FACSIMILE

Mr. Brion Thompson
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

     Re: Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A (File Nos. 33-46479 and 811-06602) (the "Registration Statement") for The Preferred Group of Mutual Funds (the "Trust")

Dear Mr. Thompson:

     This letter sets forth the responses to the staff's comments on the Registration Statement that you gave me orally on October 5, 2004. Such comments, together with the Trust's responses thereto, are summarized below, and the applicable pages from the Registration Statement are attached. I have indicated on the applicable pages where the changes can be found by placing the number of the comment next to the changed language.

Comment 1. The Preferred International Growth Fund normally invests at least 80% of its assets in common stocks and "other equity securities" of foreign issuers. Please provide additional disclosure to indicate what types of securities are included in the category "other equity securities."

         Response:  The requested change has been made.


Comment 2. If the Preferred International Growth Fund has exposure to
           Interest Rate Risk and Smaller and Mid-Size Company Risk, please include a reference to the Fund's ability to invest in fixed income securities and securities of smaller and mid-size companies.

         Response: With respect to Smaller and Mid-Size Company Risk, the requested change has been made. Although the Trust does not believe investments in fixed income securities is a principal investment strategy for the Fund, Interest Rate Risk is associated with several of the

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principal investment strategies of the Fund (e.g., as discussed in "Interest
Rate Risk," interest rate movements can affect the value of equity securities), and, accordingly, is identified as a principal risk.

Comment 3. If the Preferred International Value Fund invests in fixed income securities to a significant extent, please include disclosure regarding the Fund's average maturity and credit strategy.

         Response: Although the Preferred International Value Fund is permitted to invest in fixed income securities, as of the end of the Trust's most recently completed fiscal year, it had not invested in fixed income securities to a significant extent.

Comment 4. If the 80% policy of the Preferred Small Cap Growth Fund is restricted to investments in U.S. issuers, please disclose that fact.

         Response: The Preferred Small Cap Growth Fund's 80% policy is not restricted to investments in U.S. issuers.

Comment 5. If the Preferred Small Cap Growth Fund has exposure to Foreign
           Risk, Currency Risk, Interest Rate Risk, Credit Risk and Leveraging Risk, please include a reference to the Fund's ability to invest in foreign securities and fixed income securities and to engage in leveraging.

         Response: With respect to Foreign Risk and Currency Risk, the requested change has been made. Although the Trust does not believe the use of leverage or investments in fixed income securities are principal investment strategies of the Fund, Leveraging Risk, Credit Risk and Interest Rate Risk are associated with several of the principal investment strategies of the Fund (e.g., as discussed in "Interest Rate Risk," interest rate movements can affect the value of equity securities), and, accordingly, are identified as principal risks.

Comment 6. Please consider separating "Smaller and Mid-Size Company Risk"
           in the Principal Risks portion of the Preferred Small Cap Growth and Preferred Mid Cap Growth Funds' Risk/Return Summaries into "Smaller Company Risk" and "Mid-Size Company Risk."

         Response: Because the risks associated with a fund's investment in securities of companies with smaller or mid-size market capitalizations are substantially similar, the Trust has combined the discussion regarding the risk of such investments in the "Summary of Principal Risks." Because the risk disclosures of "Smaller Company Risk" and "Mid-Size Company Risk" would be substantially similar, the Trust believes segregating smaller and mid-size company risk into separate risk items in the "Summary of Principal Risks" section would conflict with Rule 421 under the Securities Act of 1933, as it would increase "the size of the document but [would] not enhance the quality of the information."

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Comment 7. If the Preferred Mid Cap Growth Fund has exposure to Interest
           Rate Risk, please include a reference to the Fund's ability to invest in fixed income securities.

         Response: Although the Trust does not believe investments in fixed income securities is a principal investment strategy for the Fund, Interest Rate Risk is associated with several of the principal investment strategies of the Fund (e.g., as discussed in "Interest Rate Risk," interest rate movements can affect the value of equity securities), and, accordingly, is identified as a principal risk.

Comment 8. If the Preferred Large Cap Growth Fund has exposure to Credit
           Risk, Interest Rate Risk, Derivatives Risk and Leveraging Risk, please include a reference to the Fund's ability to invest in fixed income securities and derivatives and the Fund's ability to utilize leverage.

         Response: As identified in the portion of the Fund's Risk/Return Summary captioned "Principal Investment Strategies," the Fund may invest in derivatives. Based on the impact such derivatives could have on performance of the Fund, the Trust has included Derivatives Risk and Leveraging Risk as principal risks of the Fund. Although the Trust does not believe investments in fixed income securities is a principal investment strategy for the Fund, Credit Risk and Interest Rate Risk are associated with several of the principal investment strategies of the Fund (e.g., as discussed in "Interest Rate Risk," interest rate movements can affect the value of equity securities), and, accordingly, are identified as principal risks.

Comment 9. Please identify the pending variation between the current investment approach employed by Mellon Capital Management Corporation ("Mellon") in managing its portion of the Preferred Asset Allocation Fund and the approach that would be employed effective November 1, 2004 if approved by the Trust's Board of Trustees.

          Response: Pending Board approval, the Preferred Asset Allocation Fund would be permitted to write options on the S&P 500 Index and U.S Treasury 10-Year Note futures contracts to strive to exploit temporary option mispricing opportunities.

Comment 10. Because the Preferred Short-Term Government Securities Fund may
            invest a significant portion of its assets in mortgage-backed securities, please consider including a description of prepayment risk for the Fund.

          Response: Interest Rate Risk is identified as a principal risk for the Fund. The Trust has disclosure concerning prepayment risk in the section entitled "Summary of Principal Risks - Interest Rate Risk."

Comment 11. Because the disclosure contained in the subsection captioned
            "Risk Factors of Foreign Investments" in the section entitled "General Policies and Risk Considerations" notes that the Preferred Money Market Fund may invest all or a

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            portion of its assets in Yankeedollar and Eurodollar obligations and in dollar-denominated commercial paper of foreign issuers, please consider adding related disclosure in the Fund's Risk/Return Summary.

          Response: The requested change has been made.

Comment 12. Please consider whether the section "General Policies and Risk
            Considerations" should be subdivided under two headings - "Principal Strategies" and "Other Strategies."

          Response: An officer of the Trust has reviewed the disclosure and confirmed that the Trust has identified in the section "Risk/Return Strategies" all investment strategies that it considers to be principal. The Trust does not believe that, having already identified the principal strategies, the bifurcation of the section "General Policies and Risk Considerations" is required by Form N-1A or would be helpful to potential shareholders.

Comment 13. Please discuss with greater specificity the material factors and the conclusions with respect thereto which formed the basis for the Board's approval of the Trust's advisory agreements.

          Response: In response to your comment, the disclosure has been revised.

Comment 14. Please consider preparing a separate Trustee consideration section for each of the Trust's investment advisory arrangements.

          Response: The Trust does not believe that separate Trustee consideration sections for each Fund are required in order to satisfy Item 12 of Form N-1A.

Comment 15. Please incorporate the requirements of Item 12(f) of Form N-1A in the portion of the Statement of Additional Information captioned "Proxy Voting Policies and Procedures."

          Response: The requested change has been made.

          We have been authorized by the Trust to represent to the staff that should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Trust represents that it will not assert any such action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States. The Trust further acknowledges that any action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies

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whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust. If you have any further questions or comments, please call me at (617) 951-7016.

                                                     Sincerely,

                                                     /s/ Brian J. Blackburn

                                                     Brian J. Blackburn

cc: David L. Bomberger
    J.B. Kittredge, Esq.
    Jason E. Brown, Esq.